Exhibit 4.9

PERSONAL

Lou Hughes
86 Indian Hill Road
Winnetka
Illinois 60093
USA

10 January 2006

Dear Lou,

I confirm that the Board has agreed to extend your appointment as a non-executive director of BT Group plc to and including 31 March 2006. Your appointment will continue in all other respects on the terms set out in your letter of appointment dated 16 December 2003.

Please confirm your acceptance of this extension on these terms by signing and returning to Larry Stone the attached copy of this letter.

Yours ever,

/s/ Christopher Bland

Sir Christopher Bland

To:	Larry Stone
Company Secretary

I accept this extension of my appointment on the above terms.

/s/ Lou Hughes	1/10/06

Lou Hughes	Date

Sir Christopher Bland Chairman BT Group BT Centre 81 Newgate Street London EC1A 7AJ United Kingdom	tel (020) 7356 4324 int +44 20 7356 4324 fax (020) 7600 8197 int +44 20 7600 8197	BT Group plc Registered Office: 81 Newgate Street, London EC1A 7AJ Registered in England and Wales no. 4190816 www.bt.com